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                          November 24, 2023

       Mikheil Lomtadze
       Chief Executive Officer
       Joint Stock Co Kaspi.kz
       154A Nauryzbay Batyr Street
       Almaty, 050013, Kazakhstan

                                                        Re: Joint Stock Co
Kaspi.kz
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted November
9, 2023
                                                            CIK No. 0001985487

       Dear Mikheil Lomtadze:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       General

   1.                                                   Please supplementally
provide us with the Level III ADS Deposit Agreement. Please also confirm that you will
file the March 28, 2019 GDR Deposit Agreement with your Form F-
                                                        6. Please see Item 3(c)
of Form F-6.
 Mikheil Lomtadze
FirstName
Joint StockLastNameMikheil Lomtadze
            Co Kaspi.kz
Comapany 24,
November   NameJoint
               2023 Stock Co Kaspi.kz
November
Page  2    24, 2023 Page 2
FirstName LastName
       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Nicholas P. Pellicani